UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period From                    to
Commission File Number 0-49992
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
TD AMERITRADE HOLDING CORPORATION ASSOCIATES
401(k) PROFIT SHARING PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors of
TD AMERITRADE Holding Corporation
We have audited the accompanying statements of net assets available for benefits of TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Minneapolis, Minnesota
June 26, 2009

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Cash	$28,131	$269
Investments, at fair value (Notes 3, 4 and 5)	206,963,023	277,441,946
Employer contribution receivable	13,136,206	10,351,234
Due from brokers	511,758	206,356

Total assets	220,639,118	287,999,805

Liabilities
Due to brokers	478,302	240,783
Contributions refundable to participants	296,858	—

Total liabilities	775,160	240,783

Net assets available for benefits	$219,863,958	$287,759,022

The accompanying notes are an integral part of the financial statements.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2008	2007
Additions to (subtractions from) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (Note 3)	$(94,550,130)	$19,714,587
Dividend income	3,811,973	2,902,313
Interest income	438,307	487,630

Net investment income (loss)	(90,299,850)	23,104,530
Contributions:
Employer contributions	20,964,731	15,409,506
Participant contributions	24,614,099	17,323,155

Total contributions	45,578,830	32,732,661

Transfer from acquired company plan (Note 1)	—	108,471,415

	(44,721,020)	164,308,606
Deductions from net assets attributed to:
Distributions to plan participants	22,739,991	24,109,177
Administrative fees (Notes 2 and 5)	434,053	372,548

	23,174,044	24,481,725

Net increase (decrease)	(67,895,064)	139,826,881
Net assets available for benefits:
Beginning of year	287,759,022	147,932,141

End of year	$219,863,958	$287,759,022

The accompanying notes are an integral part of the financial statements.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007
1. Description of Plan
The following description of the TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General – The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD AMERITRADE Online Holdings Corp. (TDAOH). The Plan covers employees of TD AMERITRADE Holding Corporation (the Parent) and its participating affiliated companies (collectively, the Company) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
On July 16, 2007, assets held in the TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan with a fair value of $108,471,415 were transferred into the Plan. This transfer is reflected on the Statements of Changes in Net Assets Available for Benefits as “Transfer from acquired company plan.”
Contributions – Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65. The Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan. Highly compensated employees who are participants in the Ameritrade Holding Corporation 2002 Management Incentive Plan, or its successor plan or plans, shall not be eligible to receive Company matching or discretionary contributions.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative fees, provided however, that forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting – Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants immediately vest in their contributions plus actual earnings or losses thereon.
Participant Loans – Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.
Payment of Benefits – On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.
Forfeited Accounts – Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to supplement the Company’s contributions. In addition to the Company contributions, forfeitures of $1,333,148 and $1,840,094 were allocated to participant accounts for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, unallocated forfeitures of $1,260,987 and $2,022,012, respectively, were included in investments and were available to pay Plan administrative expenses and supplement Company contributions

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
1. Description of Plan (continued)
in the subsequent year. In addition, as of December 31, 2008, unallocated forfeitures of $1,562,212 were included in investments and may be available to pay Plan administrative expenses and supplement Company contributions for years 2009 through 2016, if not previously used to reinstate prior forfeitures for former employees who have returned to employment with the Company.
Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation – Investments are valued as follows:
•	TD AMERITRADE Holding Corporation and The Toronto-Dominion Bank Common Stock – The common stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds – Mutual funds are stated at fair value as determined by quoted net asset value.

•	Self-Directed Accounts – Investments in self-directed accounts are stated at fair value as determined by quoted market prices and quoted net asset values of the investments held therein.

•	Participant Loans – Loans to participants are carried at the principal amount outstanding, which the Company believes approximates fair value.
Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Administrative Costs – The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.
Payment of Benefits – Benefits are recorded when paid.
Recently Adopted Accounting Pronouncements – On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Plan’s net assets available for benefits. See Note 4 – Fair Value Disclosures for additional information.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
3. Investments
The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	2008	2007

Investments at fair value as determined by quoted market price or quoted net asset value:
TD AMERITRADE Holding Corporation common stock	$50,873,557	$77,321,763
Vanguard Reserve Prime Money Market Institutional Fund	20,768,020	21,038,634
T. Rowe Price Mid Cap Growth Fund	17,218,727	27,111,612
American Funds Growth Fund of America R5	11,626,999	17,230,998
T. Rowe Price Small Cap Value Fund	11,360,638	15,027,067
Lazard Emerging Markets Open Fund	*	18,128,264
Vanguard Institutional Index Fund	*	16,851,067

*	Investment represented less than 5% of Plan assets as of December 31, 2008.
During 2008 and 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value, as follows:

	Years Ended December 31,
	2008	2007

Net change in fair value:
TD AMERITRADE Holding Corporation common stock	$(20,698,697)	$16,932,406
The Toronto-Dominion Bank common stock	(3,912,483)	29,733
Mutual funds	(59,942,878)	2,401,927
Self-directed brokerage accounts	(9,996,072)	350,521

Net appreciation (depreciation) in fair value of investments	$(94,550,130)	$19,714,587

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
4. Fair Value Disclosures
Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements.
Fair Value Measurement — Definition and Hierarchy
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
In determining fair value, the Plan uses various valuation approaches, including market, income and/or cost approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
•	Level 1— Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, mutual funds and equity securities.

•	Level 2— Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive investment securities held in self-directed brokerage accounts.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
4. Fair Value Disclosures (continued)
•	Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. This category includes loans to participants.
The following table presents the Plan’s fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Fair Value
Assets
Investments, at fair value	$201,279,186	$539,049	$5,144,788	$206,963,023

Total assets at fair value	$201,279,186	$539,049	$5,144,788	$206,963,023

The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2008.
The following table presents the changes in Level 3 assets measured on a recurring basis for the year ended December 31, 2008:

	January 1,	Issuances and	December 31,
	2008	Settlements, Net	2008
Assets
Investments, at fair value	$4,621,208	$523,580	$5,144,788

Total assets at fair value	$4,621,208	$523,580	$5,144,788

5. Parties-in-Interest
The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2008, The Toronto-Dominion Bank owned approximately 39.9% of the Parent’s voting common stock. TD AMERITRADE, Inc., a wholly-owned subsidiary of the Parent, acts as the broker for the Plan’s self-directed brokerage accounts.

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements (continued)
5. Parties-in-Interest (continued)
On July 16, 2007, the trustee as defined by the Plan was changed from Intrust Bank, N.A., a discretionary trustee, to Orchard Trust Company, LLC, a non-discretionary trustee. Administrative and recordkeeping fees of $399,019 and $79,062 were paid to Great-West Retirement Services in 2008 and 2007, respectively. Administrative and recordkeeping fees of $286,576 were paid to NestEgg Consulting, Inc., a wholly-owned subsidiary of Intrust Bank, N.A., in 2007. Orchard Trust Company, LLC and Great-West Retirement Services are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.
At December 31, 2008, the Plan held 3,570,074 shares of Parent common stock with a cost basis of $43,283,813 and 111,058 shares of The Toronto-Dominion Bank common stock with a cost basis of $2,886,765.
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

TD AMERITRADE Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Employer Identification Number 47-0642657, Plan No. 001
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year)
December 31, 2008

Identity of Issue, Borrower,	Description of Investment Including Collateral, Rate of
Lessor or	Interest, Maturity Date,	Current
Similar Party	Par or Maturity Value	Value

TD AMERITRADE Holding Corporation*	Common stock, 3,570,074 shares	$50,873,557
TD AMERITRADE, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	19,676,154
The Toronto-Dominion Bank*	Common stock, 111,058 shares	3,983,661
American Funds	American Funds Growth Fund of America R5, 568,836 shares	11,626,999
Goldman Sachs	Goldman Sachs Large Cap Value Institutional Fund, 999,731 shares	8,627,675
The Lazard Funds, Inc.	Lazard Emerging Markets Open Fund, 888,445 shares	9,817,318
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 868,330 shares	8,804,870
T. Rowe Price	T. Rowe Price International Bond Fund, 174,117 shares	1,666,303
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 527,050 shares	17,218,727
T. Rowe Price	T. Rowe Price Retirement 2005 Fund, 5,406 shares	46,706
T. Rowe Price	T. Rowe Price Retirement 2010 Fund, 37,341 shares	418,595
T. Rowe Price	T. Rowe Price Retirement 2015 Fund, 91,011 shares	755,393
T. Rowe Price	T. Rowe Price Retirement 2020 Fund, 176,107 shares	1,956,551
T. Rowe Price	T. Rowe Price Retirement 2025 Fund, 84,517 shares	671,067
T. Rowe Price	T. Rowe Price Retirement 2030 Fund, 376,863 shares	4,205,796
T. Rowe Price	T. Rowe Price Retirement 2035 Fund, 235,759 shares	1,836,560
T. Rowe Price	T. Rowe Price Retirement 2040 Fund, 480,041 shares	5,318,850
T. Rowe Price	T. Rowe Price Retirement 2045 Fund, 107,972 shares	796,835
T. Rowe Price	T. Rowe Price Retirement 2050 Fund, 119,382 shares	740,169
T. Rowe Price	T. Rowe Price Retirement 2055 Fund, 45,468 shares	278,717
T. Rowe Price	T. Rowe Price Retirement Income Fund, 25,147 shares	259,522
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 483,431 shares	11,360,638
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 128,431 shares	10,600,703
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 20,768,020 shares	20,768,020
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Signal Fund, 104,259 shares	1,061,360
The Vanguard Group, Inc.	Vanguard Total International Stock Index Fund, 677,394 shares	7,309,084
The Vanguard Group, Inc.	Vanguard Total Stock Market Index Signal Fund, 54,107 shares	1,138,405
Loans to Participants*	Maturing from January 2009 to December 2023, interest range: 5.0% to 10.5%	5,144,788

		$206,963,023

*	Represents a party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD AMERITRADE Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 26, 2009	By:	/s/ WILLIAM J. GERBER
William J. Gerber
TD AMERITRADE Holding Corporation Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP